EXHIBIT 2

REPORT ON VOTING SECURITIES

Annual and Special Meeting of Shareholders
June 22, 2004

National Instrument 51-1-2 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Nexfor Inc. (the “Corporation”) was held on June 22, 2004 in Toronto, Canada. At this meeting , there were shareholders represented in person or by proxy holding 112,096,288 Common shares, representing 75% of the issued and outstanding Common shares, 2,138,315 Options, representing 62.7% of the issued and outstanding Options, and holding 1,936,703 Class A Series 1 Preferred shares, representing 80.6% of the issued and outstanding Class A Series 1 Preferred shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation. The election of directors was approved unanimously by the Common shareholders.

Appointment of Auditors

The resolution to reappoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved unanimously by the Common shareholders.

Special Resolution to approve Arrangement Agreement

The Special Resolution to approve the Arrangement Agreement was approved by a majority of each of the Common shareholders, Optionholders and Class A Series 1 Preferred shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	Votes Against
Common Shareholders	Carried	110,230,219	75,904
Optionholders	Carried	1,864,625	0
Class A Preferred Series 1	Carried	1,936,413	200

Stock Option Plans Resolution

The resolution to increase the maximum number of common shares issuable under the Corporation’s Stock Option Plan was unanimously approved by the Common shareholders.

There were no other matters coming before the meeting that required a vote by either the Common shareholders, the Optionholders or the Class A Series 1 Preferred shareholders.

NEXFOR INC.
/s/ “Glen H. McMillan”
Glen H. McMillan
Vice-President, Controller & Corporate Secretary

Date:  June 23, 2004